Exhibit 99.1

Tuya Inc. Regains Compliance with NYSE Continued Listing Standard for Average Closing Price

SANTA CLARA, Calif. January 4, 2023 /PRNewswire/—Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced that it has regained compliance with the minimum average closing price criterion required by the New York Stock Exchange (the “NYSE”) for continued listing of the Company’s American Depositary Shares (“ADSs”).

As disclosed on November 3, 2022, the NYSE notified the Company on November 2, 2022 that the Company was not in compliance with the NYSE continued listing standard requiring a listed security to maintain a minimum average closing price of US$1.00 per security over a consecutive 30-trading day period pursuant to Section 802.01C of the NYSE Listed Company Manual (the “Minimum Average Closing Price Requirement”).

On January 3, 2023, the Company received confirmation from the NYSE that it has regained compliance with the Minimum Average Closing Price Requirement, as the average closing price of its ADSs for the consecutive 30-trading day period ended December 30, 2022 exceeded US$1.00.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.
Investor Relations
Email: ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA
Phone: +1 (323) 240-5796
Email: gary@blueshirtgroup.com